Mail Stop 3561

August 5, 2009

Mr. Barry Diller
Chairman of the Board and Chief Executive Officer
IAC/InteractiveCorp
555 West 18th Street
New York, New York 10011

> **Re:** **IAC/InteractiveCorp**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2009**
> **File No. 000-20570**

Dear Mr. Diller:

We have completed our review of your Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and related filing and have no further comments at this time.

Sincerely,

Mara Ransom
Legal Branch Chief